ITT Educational Services, Inc.

13000 North Meridian Street

Carmel, IN 46032-1404

Telephone (317) 706-9200

August 28, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	ITT Educational Services, Inc.

Form 10-K for the Year Ended December 31, 2008

Filed February 19, 2009

Form 10-Q for the Quarter Ended June 30, 2009

Filed July 23, 2009

File No. 1-13144

Dear Mr. Spirgel:

On behalf of ITT Educational Services, Inc. (the “Company,” “we” or “us”), this letter is in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated August 14, 2009 relating to the Company’s above-referenced filings. For the sake of convenience, we have reproduced each comment below, with our response thereto following each such comment.

Form 10-K for the Year Ended December 31, 2008

Direct Marketing Costs, page F-8

1.

Comment: We note your response to comment two in our letter dated July 14, 2009. Please tell us how you applied the guidance in FTB 90-1 or SFAS 91 in evaluating whether your direct marketing costs meet the criteria for deferral of incremental direct costs of obtaining new students. Please refer to the definition of incremental direct costs provided in Appendix C of SFAS No. 91, and paragraph 4 of FTB 90-1, and tell us why you believe these costs result directly from and are essential to the acquisition of a student and why they would not have been incurred had the acquisition of the student not taken place.

Mr. Larry Spirgel

August 28, 2009

Response: The Company considered the guidance in SFAS No. 91, FTB 90-1 and other accounting literature in evaluating whether its direct marketing costs should be deferred and recognized over the same periods that it recognizes revenue that is directly associated with such costs. SFAS No. 91, Paragraph 5 states that direct loan origination costs shall be deferred and recognized as a reduction in the yield of the loan, which essentially aligns the recognition of the direct loan origination costs over the same period as the associated loan revenue. FTB 90-1, Paragraph 4 states that costs directly related to the acquisition of a contract should be deferred and charged to expense in proportion to the revenue recognized.

Direct loan origination costs are defined in SFAS No. 91, Paragraph 6 to include costs incurred in transactions with independent third parties that meet the definition of incremental direct costs (as defined in Appendix C) and costs directly related to specific activities that are performed by the lender for a loan. As stated in SFAS No. 91, Paragraph 6(b), the costs that would be considered direct loan origination costs include employees’ total compensation and payroll-related fringe benefits directly related to time spent:

•	evaluating the prospective borrower’s financial condition;
•	evaluating and recording guarantees, collateral and other security arrangements;
•	negotiating loan terms;
•	preparing and processing loan documents; and
•	closing the transaction.

Other costs related to those activities that would not have been incurred but for that loan are also included in the definition of direct loan origination costs. In the Appendix to FTB 90-1, Paragraph 12 states that acquisition costs should be identified consistent with the guidance in paragraph 6 of SFAS No. 91.

The Company applied the concepts in the guidance under SFAS No. 91, Paragraph 6(b) by identifying the costs directly related to the activities that the Company’s recruiting representatives perform that result in the enrollment of a student. The enrollment of a student is similar to the origination of a loan in that the transaction results in a future revenue stream that is generally recognized over multiple periods. The Company does not incur incremental direct costs through transactions with independent third parties (as described in SFAS No. 91, Paragraph 6(a) and the definition of incremental direct costs in Appendix C) to recruit and enroll a student.

The activities that are considered direct loan origination costs as described in SFAS No. 91, Paragraph 6(b) closely align with the activities that are performed by the Company’s recruiting representatives to enroll a new student, as shown in the following table:

Mr. Larry Spirgel

August 28, 2009

SFAS No. 91, Paragraph 6(b) Activities	Company Representatives’ Activities
Evaluating a prospective borrower’s financial condition	Evaluating a prospective student’s qualifications (e.g., high school graduation)
Evaluating and recording security/collateral/guarantees	Not applicable
Negotiating loan terms	Communicating tuition/fees, cost of program and other terms of the enrollment documentation
Preparing and processing loan documents	Preparing and processing admission application and enrollment documentation
Closing the transaction	Admission of student and completion of enrollment documentation

The costs directly related to the activities to enroll a new student include the salary and benefits and other direct costs, such as telephone, travel and licensing (certain states require that recruiting representatives be licensed in order to perform their duties) of the Company’s recruiting representatives whose function is to enroll new students. The portion of the recruiting representatives’ salary and benefit costs that is considered directly related to the enrollment of a student and the costs for telephone, travel and licensing of representatives that are incurred and directly related to the enrollment of a student are based on the ratio of students enrolled to prospective students interviewed (i.e., the successful efforts method) during an academic quarter. The number of students enrolled and the total number of students interviewed by recruiting representatives during an academic quarter are captured by the Company’s operating systems.

SFAS No. 91, Appendix A, Paragraph 42 states that when activities are performed by employees, reasonable estimates of the costs applicable to the activities specified in Paragraph 6 can be made. It is also acknowledged that such allocations will be judgmental, but that such judgments can be made based on measures of the activities performed. We believe that the use of the successful efforts method to allocate the salaries, benefits, telephone, travel and licensing of the recruiting representatives is a reasonable approach to identifying the direct marketing costs associated with the enrollment of a student.

2.

Comment: We refer to the total capitalized costs presented on page 4 of your letter dated July 28, 2009. Please provide us with a better understanding of these costs. In your response, please describe the type and activity of employees included in the total population of salaries and benefits and tell us if this total includes only the salaries, benefits and direct costs of those recruiting personnel who interviewed prospective students.

Response: The total direct marketing costs that were capitalized included only the salaries and benefits of our recruiting representatives who interviewed prospective students and the direct costs, such as telephone, travel and licensing, that enabled these representatives to perform the function of enrolling students.

Mr. Larry Spirgel

August 28, 2009

The portion of the recruiting representatives’ total salary and benefits, travel, telephone and licensing costs that are considered directly related to the enrollment of a student (and, therefore, deferred) is based on the ratio of students enrolled to prospective students interviewed (i.e., the successful efforts method) during an academic quarter, as described above.

3.

Comment: Tell us how you evaluate the recoverability of your deferred costs when initially deferred and in subsequent periods. FTB 90-1 and SFAS 91 address the deferral of costs that are attributed to a contractual revenue stream. In the absence of a contractual arrangement, deferred costs should be limited to the amount of non-refundable deferred revenue and amortized over the same period as the deferred revenue.

Response: We amortize our direct marketing costs on a cost-pool-by-cost-pool basis over the period that we expect to receive revenue streams associated with those assets. We define a cost pool as the group of students that begin each academic quarter (“Class”). The direct marketing costs that are capitalized with respect to a particular Class are amortized using a method that corresponds to the amount of tuition revenue that will be recognized in each academic quarter for that Class. Since we recognize tuition revenue for a Class on a straight line basis over the program length, we also recognize amortization of the capitalized direct marketing costs with respect to that Class on a straight-line basis over the same period. If a student withdraws, however, any remaining amount of the capitalized direct marketing costs is expensed immediately, because the realizability of the remaining capitalized direct marketing costs related to the student is impaired (since no further revenue will be recognized for a student who has withdrawn).

We do not specifically identify the capitalized direct marketing costs for each student who withdraws. Instead, we amortize direct marketing costs each quarter using an amortization rate based on our historical trends of student withdrawal activity and enrollments in each academic quarter. The actual percentage of students who withdraw in each academic quarter has been fairly consistent over the years. However, actual student withdrawal rates are reviewed at least annually and amortization rates are adjusted as needed to ensure that they are representative of the actual rates at which students withdraw. Therefore, the amount of capitalized direct marketing costs included on our consolidated balance sheet relates only to those students currently enrolled (and for which future revenue will be recognized).

In addition, we review the carrying amount of the capitalized direct marketing costs on a regular basis in order to compare the recorded amounts with the estimated remaining future revenue streams associated with those assets. If we determine that the value of the capitalized direct marketing costs recorded exceeds the remaining future revenue estimated to be generated from those assets, the excess amount is written off and recorded as an expense for the related period.

Mr. Larry Spirgel

August 28, 2009

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9486 or dfitzpatrick@ittesi.com.

Sincerely,

/s/ Daniel M. Fitzpatrick

Executive Vice President and

Chief Financial Officer